For Immediate Publication	Exhibit 99.1

PRESS RELEASE
For the fourth quarter and year ended December 31, 2002
All amounts are in US$ unless otherwise stated

CLEARWAVE RECORDS NET INCOME OF $13 MILLION

AND EBITDA OF $250 MILLION FOR 2002

Amsterdam, The Netherlands and Montréal, Canada, February 28, 2003 — ClearWave N.V. (“ClearWave” or the “Company”), a subsidiary of Telesystem International Wireless Inc. (“TIW”), today announced its financial and operating results for the fourth quarter and year ended December 31, 2002. The Company controls cellular operations in Romania and the Czech Republic.

ClearWave achieved profitability for the seventh consecutive quarter, with a net income of $4.4 million, or $0.05 per share, for the fourth quarter, compared to $2.0 million, or $0.02 per share, for the corresponding period in 2001. For the year 2002 as a whole, net income increased 81% to $13.3 million, or $0.16 per share, compared to net income of $7.3 million, or $0.09 per share, for 2001.

Service revenue in the fourth quarter of 2002 increased 28% to $182.3 million compared to $142.5 million for the same period last year. Selling, general and administrative (“SG&A”) expenses declined to 26% of service revenues from 33% for the fourth quarter of 2001. Operating income before depreciation and amortization (EBITDA) increased 57% to $65.6 million compared to $41.7 million for the fourth quarter last year. Operating income more than tripled to $21.4 million compared to $6.9 million for the same 2001 period.

For the year 2002 as a whole, service revenues were up 34% to $652.9 million compared to $485.8 million for the same period last year. EBITDA increased 76% to $249.6 million compared to $141.6 million for 2001 and operating income rose four-fold to $95.3 million compared to $21.3 million for the same 2001 period.

“The 2002 results, with operating income of $95 million and EBITDA of $250 million clearly demonstrate our ability in sustaining profitable growth. In Romania, MobiFon recorded its strongest financial performance to date, distributing $53 million to its shareholders while maintaining its market leadership,” said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. “In the Czech Republic, Ceský Mobil confirmed its position as one of Europe’s most successful third operators and achieved positive EBITDA in each of the four quarters.”

ClearWave added 212,900 net subscribers during the quarter to reach 3,815,000 total subscribers, a 33% increase compared to 2,862,000 subscribers at the end of the fourth quarter of 2001.

MobiFon S.A. — Romania

MobiFon, the market leader in Romania with an estimated 53% share of the cellular market, added 172,700 net subscribers for the fourth quarter for a total of 2,635,200, compared to 2,003,600 subscribers at the end of the same 2001 period, an increase of 31.5%. For the same quarter last year, MobiFon recorded 380,900 net additions and held a market share of approximately 53% at December 31, 2001. The pre-paid/post-paid mix at the end of the fourth quarter 2002 was 64/36 compared to 63/37 a year ago, consistent with the higher proportion of prepaid subscribers added during the last 12 months.

Service revenues reached $114.1 million, an increase of 15%, due to a larger subscriber base, including a larger proportion of prepaid subscribers, compared to $99.2 million for the fourth quarter last year. The monthly average revenue per subscriber (ARPU1) was $13.83 as compared with $14.45 in the preceding quarter and $17.00 in the fourth quarter of 2001. SG&A expenses decreased to 23% of service revenues compared to 28% for the 2001 corresponding period. EBITDA increased 24% to $58.7 million compared to $47.5 million for the same period last year and EBITDA as a percentage of service revenue improved to 51% compared to 48% in the quarter ending December 31, 2001. Operating income rose 40% to $34.5 million compared to $24.7 million for the fourth quarter in 2001.

For the year 2002 as a whole, service revenues increased 18% to $425.6 million compared to $359.9 million for 2001. EBITDA increased 24% to $231.5 million compared to $186.4 million and EBITDA as a percentage of service revenue improved to 54% compared to 52% in the year ended December 31, 2001. Operating income rose 33% to $144.6 million compared to $108.6 million for 2001.

Ceský Mobil a.s. — Czech Republic

Ceský Mobil added 133,800 net subscribers in the fourth quarter. At year-end the Company made a downward adjustment of 93,600 to the ‘reported subscriber’ count to reflect a more stringent policy of excluding from the count, pre-paid customers with six or more months of call inactivity. The year-end count of 1,179,800 subscribers represents an increase of 37% compared to 858,400 subscribers at the end of the fourth quarter of 2001. Ceský Mobil estimates it held a 14% share of the national cellular market as of December 31, 2002, compared to a 12% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 83% from 67% at the end of the fourth quarter of 2001 when Ceský Mobil recorded 178,100 net subscriber additions. The Company’s pre-paid/post-paid mix as of December 31, 2002 was 64/36 compared to 71/29 at December 31, 2001. The change in mix is primarily attributable to a successful second half of the year’s focus on post-paid growth which resulted in a higher proportion of post-paid subscribers additions in the third and fourth quarters of 2002.

(1)	The Company uses the term average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. ARPU excludes revenues from other cellular networks’ customers roaming on the Company’s network. ARPU should not be considered in isolation or as an alternative measure of performance under GAAP. The Company believes ARPU is viewed as a relevant supplemental measure of performance in wireless telecommunications industry.

Service revenues increased 58% to $68.3 million compared to $43.3 million for the fourth quarter of 2001. The monthly average revenue per subscriber (ARPU1) was $18.96 as compared with $18.20 in the preceding quarter and $18.14 in the fourth quarter of 2001. Ceský Mobil recorded EBITDA of $7.3 million, its fourth consecutive quarter of positive EBITDA, compared to negative EBITDA of $5.5 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth and economies of scale. SG&A expenses declined to 31% of service revenues compared to 44% for the same period last year. Operating loss improved to $12.7 million compared to $17.6 million for the fourth quarter of 2001.

For the year 2002 as a whole, service revenues increased 81% to reach $227.3 million compared to $125.9 million for 2001. EBITDA reached $20.2 million compared to negative EBITDA of $41.6 million for 2001, an improvement of $61.8 million. Operating loss declined to $47.2 million compared to $84.1 million for the same period in 2001.

Liquidity and Capital Resources

As of December 31, 2002, the current business plans of both MobiFon and Ceský Mobil were fully funded and, on a consolidated basis, ClearWave held cash and cash equivalents of $46.4 million.

Operating activities provided cash of $45.8 million for the fourth quarter compared to $61.6 million for the same period in 2001. For the year 2002 as a whole, operating activities provided cash of $152.8 million compared to $54.2 million, for 2001. The primary factors contributing to the higher operating cash flow were $108.0 million higher operating income before depreciation and amortization and a $38.0 million decrease in working capital needs.

Acquisitions of property, plant and equipment totaled $76.4 million for the fourth quarter compared to $142.9 million for the same period in 2001, in line with lower subscriber growth experienced during the period. For the year 2002 as a whole, acquisitions of property, plant and equipment was $242.9 million compared to $286.3 million for 2001.

Financing activities provided cash of $18.6 million for the fourth quarter and $80.8 million for 2002 as a whole. Included therein for 2002 as a whole were draws of $255.0 million on MobiFon’s new senior loan facility less financing costs incurred of $8.6 million and $250.5 million for the repayment of the existing facilities, $78.6 million drawn on Ceský Mobil’s credit facility, $12.8 million repayments, net of additional advances, to ClearWave’s parent, TIWC, $29.9 million capital contributed by minority shareholders of Ceský Mobil and $10.8 million distributed to minority shareholders of MobiFon.

In line with plans, Ceský Mobil drew $30.4 million from its long-term syndicated Euro and Czech Koruna denominated credit facility in the fourth quarter. At December 31, 2002, the undrawn amount available under this credit facility was Euro 32.2 million and Czech Koruna 450.8 million (total of approximately $48.8 million) and there was $45.0 million available under MobiFon’s new senior loan facility.

Long-term debt at the end of the fourth quarter was $784.7 million, comprised of $267.7 million at MobiFon and $517.0 million at Ceský Mobil. Ceský Mobil’s long-term debt includes $27.2 million payable to network equipment vendors and $46.8 million in long-term unrealized losses associated with derivative financial instrument positions.

In October 2002, MobiFon paid $0.6 million to its shareholders, representing the final installment of a $27.5 million dividend declared in March 2002. Also in October, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave and an additional $8.8 million was paid to ClearWave on December 19, 2002. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase. Accordingly, ClearWave’s ownership of MobiFon may vary between 62.4% and 64.0%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. ClearWave has used a portion of the proceeds received to date from the share repurchase to repay $19.8 million in advances from its parent TIWC.

In December 2002, TIW and ClearWave announced that they had reached agreement with Emerging Markets Partnership (“EMP”) on the sale of 11.1 million shares of MobiFon currently owned by ClearWave Holdings B.V., a subsidiary of ClearWave, representing 5.68% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $ 42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. As a result of the above transactions, our ownership in MobiFon may be reduced from 63.5% down to between 58.9% and 56.6%.

We expect to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to our Romanian’s network and to acquire, if options are exercised, a certain number of shares of our operating subsidiaries owned by minority interest. We intend to finance such future capital requirements from cash flows from operating activities and from Tranche II of our senior loan facility as it relates to MobiFon. For Ceský Mobil, it will be financed by the syndicated senior credit facility and by equity contributions from TIW Czech N.V.

As at December 31, 2002, our total indebtedness to TIW and its affiliates amounted to $90.4 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions. We intend to use available cash surplus at corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses that are expected to be generated from transactions on MobiFon’s shares described above to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims over our shares and advances, uncertainty may arise regarding the timing for repayment of these advances.

Conference Call

The conference call with analysts on the fourth quarter 2002 results will be part of the TIW conference call. It will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Monday, March 3, 2003 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on March 3 and 11:59 p.m. on April 4. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1375465.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.8 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

IN NORTH AMERICA:	IN CENTRAL/EASTERN EUROPE:

MEDIA:
MARK BOUTET	IGOR PREROVSKY
Telesystem International Wireless Inc.	ClearWave N.V.
(514) 673-8406	+ 4202.7117.1551
mboutet@tiw.ca	igor.prerovsky@oskarmobil.cz

INVESTORS:
SERGE DUPUIS
Telesystem International Wireless Inc.
(514) 673-8443
sdupuis@tiw.ca

Our web site addresses are:
www.tiw.ca
www.clearwave.cz
www.oskarmobil.cz
www.connex.ro

ClearWave N.V.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of US dollars, except operating and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

	(Unaudited)		(Unaudited)
STATEMENTS OF INCOME AND CASH FLOWS DATA:(3)
Revenues	196,462	155,354	694,454	516,308
Operating Income	21,359	6,881	95,349	21,254
Interest expense, net	(17,370)	(16,822)	(69,865)	(62,752)
Foreign exchange gain (loss)	(4,478)	6,447	2,109	2,939
Income taxes	6,126	—	32,273	—
Minority interest	11,002	5,542	28,067	45,894
Net income	4,387	2,048	13,287	7,335
Basic and diluted net income per share	0.05	0.02	0.16	0.09
Acquisitions of property, plant and equipment	(76,445)	(142,949)	(242,893)	(286,324)
OPERATING DATA:(3)
Operating income before depreciation and amortization(5)	65,564	41,727	249,635	141,607

	As of December 31, 2002	As of December 31, 2001

	$	$

	(unaudited)
BALANCE SHEET DATA:(3)
Cash and cash equivalents	46,383	54,982
Total assets	1,335,877	1,192,116
Long-term debt, including current portion(1)	784,732	651,606
Funded capital(2)	185,332	185,332
Total shareholders’ equity	148,752	134,042

OVERVIEW OF OPERATIONS

(as of December 31, 2002)

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
Technology		Operations	(millions)	Subscribers(4)	Interest	(millions)	Subscribers(6)

Central / Eastern Europe Cellular
Romania	GSM	Q2 1997	22.4	2,635,200	62.4%	14.0	1,644,400
Czech Republic	GSM	Q1 2000	10.3	1,179,800	23.1%	2.4	272,500

			32.7	3,815,000		16.4	1,944,800

(1)	Includes long-term derivative financial instrument position

(2)	Proceeds from share issuance and share premium.

(3)	The results of Mobifon (Romania) and Cesky Mobil (Czech Republic) are fully consolidated.

(4)	Figures include 1,693,987 and 760,014 prepaid subscribers in Romania and Czech Republic, respectively, but excludes internet subscribers.

(5)	The company uses the term operating income before depreciation and amortization (or EBITDA) which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income, operating income, cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income before depreciation and amortization is viewed as relevant supplemental measure of performance in the wireless telecommunications industry.

(6)	Proportional financial figures and other operational data represent the combination of ClearWave’s ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

CLEARWAVE N.V.

Fourth Quarter 2002

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	December 31,	December 31,
	2002	2001
	$	$

		(Note 1)
ASSETS
Current assets
Cash and cash equivalents	46,383	54,982
Trade debtors	53,865	44,054
Inventories	10,248	9,601
Value added taxes recoverable	2,634	6,772
Prepaid expenses	21,115	21,409
Deferred income tax asset	1,932	3,548
Other current assets	11,671	7,772

Total current assets	147,848	148,138

Property, plant and equipment	1,021,841	876,855
Licenses	94,593	97,667
Goodwill (Note 2)	52,606	52,606
Deferred financing and other costs (Note 6)	18,989	16,850

	1,335,877	1,192,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable — trade	72,977	69,146
Accounts payable — TIW group	2,350	11,451
Income and value added taxes payable	5,459	1,465
Accrued liabilities	29,855	33,981
Due to parent and affiliated companies	88,085	90,144
Deferred revenues	38,468	32,370
Derivative financial instrument position	—	2,788
Current portion of long-term debt (Note 6)	—	41,251
Distribution payable to minority interests (Note 3)	13,400	—

Total current liabilities	250,594	282,596

Deferred income tax liability	5,211	3,548
Long-term debt (Note 6)	737,981	580,272
Derivative financial instrument position	46,751	30,083
Minority interest	146,588	161,575

Shareholders’ equity
Share capital 45,868,498 Class A Subordinate Voting Shares and 38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium	163,865	163,865
Deficit	(32,221)	(45,508)
Accumulated other comprehensive income (loss) Foreign currency translation adjustment	5,038	979
Fair value of interest rate and cross-currency swaps	(9,397)	(6,761)

Total shareholders’ equity	148,752	134,042

	1,335,877	1,192,116

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE
INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

Revenues
Services	182,325	142,512	652,909	485,796
Equipment	14,137	12,842	41,545	30,512

	196,462	155,354	694,454	516,308
Cost of services	60,224	46,303	204,203	167,110
Cost of equipment	22,830	20,196	64,754	49,559
Selling, general and administrative expenses	47,844	47,128	175,862	158,032
Depreciation and amortization	44,205	34,846	154,286	120,353

Operating income	21,359	6,881	95,349	21,254
Interest expense	(18,284)	(17,576)	(71,786)	(66,703)
Interest and other income	914	754	1,921	3,951
Foreign exchange gain (loss)	(4,478)	6,447	2,109	2,939
Loss related to extinguishment of debt (Notes 2 and 6)	—	—	(10,100)	—

Income (loss) before income taxes and minority interest	(489)	(3,494)	17,493	(38,559)
Income taxes (Note 4)	6,126	—	32,273	—

Loss before minority interest	(6,615)	(3,494)	(14,780)	(38,559)
Minority Interest	11,002	5,542	28,067	45,894

Net income	4,387	2,048	13,287	7,335

Foreign currency translation adjustment	3,928	3,153	4,059	4,066
Cumulative effect of change in accounting principle for derivatives and hedging activities	—	—	—	(1,318)
Change in fair value of interest rate and cross currency swaps	(1,772)	(476)	(2,636)	(5,443)

Comprehensive income	6,543	4,725	14,710	4,640

Weighted average number of shares	84,099,448	84,099,448	84,099,448	84,099,448
Basic and diluted net income per share	0.05	0.02	0.16	0.09

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

OPERATING ACTIVITIES
Net income	4,387	2,048	13,287	7,335
Adjustments to reconcile net income to cash provided by ( used in) operating activities
Depreciation and amortization	44,205	34,846	154,286	120,353
Accreted interest on long-term debt	—	644	1,984	2,394
Minority interest	(11,002)	(5,542)	(28,067)	(45,894)
Other non-cash items	(451)	7,443	15,094	11,801
Changes in operating assets and liabilities	8,681	22,120	(3,806)	(41,831)

Cash provided by (used in) operating activities	45,820	61,559	152,778	54,158

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(76,445)	(142,949)	(242,893)	(286,324)
Increase of ownership in subsidiaries	—	—	—	(23,239)

Cash used in investing activities	(76,445)	(142,949)	(242,893)	(309,563)

FINANCING ACTIVITIES
Increase in short-term loans	—	(5,540)	—	—
Repayment of advances from parent company	(9,983)	(8,133)	(19,805)	(8,133)
Advances from parent company	—	15,075	7,055	43,739
Issuance of subsidiaries’ shares to minority interest	—	15,476	29,930	65,779
Subsidiary’s dividends paid to minority interest	(992)	—	(10,798)	—
Proceeds from issue of long-term debt (Note 6)	30,407	28,964	333,557	114,106
Repayment of long-term debt (Note 6)	—	(25,705)	(250,498)	(25,705)
Deferred financing costs (Note 6)	(856)	—	(8,646)	—
Additions to cash and cash equivalents — restricted	—	66,525	—	—

Cash provided by financing activities	18,576	86,662	80,795	189,786

Net effect of exchange rate translation on cash and cash equivalents	(421)	331	721	(628)

Net change in cash and cash equivalents	(12,470)	5,603	(8,599)	(66,247)
Cash and cash equivalents, beginning of period	58,853	49,379	54,982	121,229

Cash and cash equivalents, end of period	46,383	54,982	46,383	54,982

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(in thousands of US dollars)

				Accumulated
				Other	Total
	Share	Share		Comprehensive	Shareholders’
	Capital	Premium	Deficit	Income (Loss)	Equity
	$	$	$	$	$

Balance as at December 31, 2000	21,467	163,865	(52,843)	(3,087)	129,402

Comprehensive income (loss)	—	—	7,335	(2,695)	4,640

Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042

Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042

Comprehensive income	—	—	13,287	1,423	14,710

Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2002
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements, with the exception of the accounting policy changes described in note 2, should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2001 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to its Romanian network and to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by minority interest as it is described in note 3 and in note 14 in the 2001 annual financial statements. The Company intends to finance such future capital requirements from cash flows from operating activities and from Tranch II of its senior loan facility as it relates to MobiFon. For Cesky Mobil, it will be financed by the syndicated senior credit facility and by equity contributions from TIW Czech N.V.

As at December 31, 2002, the Company’s total indebtedness to TIW and its affiliates amounted to $90.4 million consisting of accounts payable of $2.3 million and demand notes at the corporate level of $88.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions. The Company intends to use available cash surplus at corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses that are expected to be generated from transactions on MobiFon’s shares described in note 3 to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims over the Company’s shares and advances, uncertainty may arise regarding the timing for repayment of these advances.

NOTE 2
CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

PROPERTY, PLANT AND EQUIPMENT AND LICENSES

The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a results, effective October 1, 2002, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2002 of approximately $3 million, including $1.6 million of asset write-downs.

SFAS NO. 142

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2002
(in thousands of U.S. dollars)

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	For the three months		For the twelve months
	ended December 31,		ended December 31,

	2002	2001	2002	2001

Reported net income	$4,387	$2,048	$13,287	$7,335
Amortization of goodwill		700		2,607

Adjusted net income	$4,387	$2,748	$13,287	$9,942

Adjusted basic and diluted net income per share	0.05	0.03	0.16	0.12

SFAS NO. 145

The Company has decided to early adopt SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB 30. In connection with the early extinguishment of the syndicated senior credit facilities (see note 7), unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million have been presented separately in the consolidated statement of income and comprehensive income (loss) as expenses related to the extinguishment of debt due to their unusual nature. The Company has determined that this loss does not qualify as an extraordinary item.

NOTE 3
DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”) AND IMPENDING DIVESTITURE

During 2002, MobiFon declared and paid dividends to its shareholders totaling $27.5 million of which the Company’s share was $17.4 million. On October 30, 2002, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company’s share is $24.6 million. In the event not all MobiFon shareholders exercised their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to the Company. A further distribution of $8.8 million was paid to the Company on December 19, 2002. The effect of these distributions was to decrease the Company’s equity interest in MobiFon from 63.5% to 62.4%. MobiFon’s shareholders are not required, to participate pro-rata in the share repurchase. The Company has also retained its right to buy-back the shares sold to MobiFon if the other shareholders elect not to participate pro-rata in the share repurchase. Accordingly, the Company’s ownership of MobiFon may vary between 62.4% and 64.0%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the shares repurchase, pending expiration of the tender period, distributions made through shares repurchase have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to minority interests is presented within current liabilities.

On December 18, 2002 the Company reached an agreement for the sale of 11.1 million shares of MobiFon, owned by the Company representing 5.7% of the then issued and outstanding share capital of MobiFon, for a total consideration of $42.5 million. The transaction, expected to close in

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2002
(in thousands of U.S. dollars)

the first quarter of 2003, is subject to the fulfillment of certain conditions. Consequently, the Company expects to record a gain on disposal of such shares in the first quarter of 2003.

As a result of the above transactions, the Company’s ownership in MobiFon may be reduced from 63.5% down to between 58.9% and 56.6% depending the outcome of the shares repurchase.

NOTE 4
INCOME TAXES

The Company has recorded an income tax expense of $6.1 million and $32.3 million, respectively, for the three and twelve month periods ended December 31, 2002. These amounts relate to the Company’s operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

NOTE 5
FOREIGN CURRENCY

The movement in the foreign currency translation adjustment of $4.1 million, net of minority interest of $15.8 million, reported as a comprehensive income for the year ended December 31, 2002, is explained by the appreciation of the Czech Koruna during 2002. The exchange rate was 35.587 Czech Koruna for one US Dollar and 30.12 Czech Koruna for one US Dollar as at December 31, 2001 and December 31, 2002, respectively.

In addition, to manage a portion of its Euro based borrowing exposure, the Company’s operating subsidiary Cesky Mobil a.s. entered into a 6-month Euro to Koruna cross currency swap arrangement for  €60.0 million ($63.0 million) on May 11, 2002. Upon expiration, the Company entered into a similar swap arrangement for a further 6 months. The change in fair value of this instrument, amounting to $1.5 million, is included in current assets and this unrealized gain has been reflected in income against the change in carrying value of the related debt of €60.0 million.

NOTE 6
LONG TERM CREDIT FACILITY IN MOBIFON S.A. (“MOBIFON”)

On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loans. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively. In October, MobiFon also entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively, The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%. During the year ended December 31, 2002, MobiFon has deferred financing costs in the amount of $ 8.6 million relating to the new senior loan facility. Under

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2002
(in thousands of U.S. dollars)

the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2002
(in thousands of U.S. dollars)

The facility also contains customary negative covenants and mandatory prepayment provisions which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon.

NOTE 7
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders’ equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders’ equity would be increased by $9.4 million and $6.8 million, minority interest would be increased by $25.1 million and $16.6 million, current liabilities would be reduced by NIL and $2.8 million, deferred income tax assets would be reduced by $0.9 million and NIL and long term liabilities would be reduced by $34.5 million and $20.6 million as at December 31, 2002 and December 31, 2001, respectively, under Canadian GAAP.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2002
(in thousands of U.S. dollars)

NOTE 8
SEGMENTED INFORMATION	FOR THE THREE MONTHS ENDED DECEMBER 31,

	2002				2001

	(unaudited)				(unaudited)

		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$	$	$

Revenues
Services	114,057	68,268	—	182,325	99,172	43,340	—	142,512
Equipment	5,872	8,265	—	14,137	4,183	8,659	—	12,842

	119,929	76,533	—	196,462	103,355	51,999	—	155,354
Cost of services	22,448	37,776	—	60,224	17,657	28,646	—	46,303
Cost of equipment	12,385	10,445	—	22,830	10,331	9,865	—	20,196
Selling, general and administrative expenses	26,389	21,022	433	47,844	27,883	19,027	218	47,128
Depreciation and amortization	24,185	20,020	—	44,205	22,764	12,082	—	34,846

Operating income (loss)	34,522	(12,730)	(433)	21,359	24,720	(17,621)	(218)	6,881

Acquisition of property, plant and equipment, including unpaid acquisitions	40,973	36,468	—	77,441	33,625	61,745	—	95,370

Operating income (loss) before depreciation and amortization	58,707	7,290	(433)	65,564	47,484	(5,539)	(218)	41,727

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2002
(in thousands of U.S. dollars)

NOTE 8	FOR THE TWELVE MONTHS ENDED DECEMBER 31,
SEGMENTED INFORMATION
	2002				2001

	(unaudited)				(unaudited)

		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$	$	$
Revenues
Services	425,567	227,342	—	652,909	359,868	125,928	—	485,796
Equipment	21,214	20,331	—	41,545	12,475	18,037	—	30,512

	446,781	247,673	—	694,454	372,343	143,965	—	516,308
Cost of services	81,462	122,741	—	204,203	69,835	97,275	—	167,110
Cost of equipment	39,160	25,594	—	64,754	27,236	22,323	—	49,559
Selling, general and administrative expenses	94,613	79,143	2,106	175,862	88,836	65,921	3,275	158,032
Depreciation and amortization	86,919	67,367	—	154,286	77,791	42,562	—	120,353

Operating income (loss)	144,627	(47,172)	(2,106)	95,349	108,645	(84,116)	(3,275)	21,254

Acquisition of property, plant and equipment, including unpaid acquisitions	100,336	106,560	—	206,896	125,262	109,211	—	234,473

Property, plant, equipment, licenses and goodwill as at December 31, 2002 (December 31, 2001)	555,742	613,298	—	1,169,040	543,524	483,604	—	1,027,128

Total assets as at December 31, 2002 (December 31, 2001)	670,326	664,265	1,286	1,335,877	648,946	542,159	1,011	1,192,116

Operating income (loss) before depreciation and amortization	231,546	20,195	(2,106)	249,635	186,436	(41,554)	(3,275)	141,607